Fortuna Silver to release first quarter financial results on May 7, 2013;

Conference call at 12 p.m. EST on May 8, 2013

Vancouver, May 2, 2013-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce that it will release its financial statements and MD&A for the first quarter on Tuesday, May 7, 2013.

A conference call to discuss the financial and operations results will be held on Wednesday, May 8, 2013 at 9:00 a.m. PST | 11:00 a.m. Lima | 12:00 p.m. EST.  Hosting the call will be Jorge A. Ganoza, President and CEO and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=170940 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:  Wednesday, May 8, 2013

Time: 9:00 a.m. PST | 11:00 a.m. Lima | 12:00 p.m. EST

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853
Replay number (International): +1.201.612.7415

Replay Passcodes (both are required for playback):

Conference ID #:   413626

Playback of the webcast will be available until August 8, 2013.  Playback of the conference call will be available until 11:59 p.m. EST on May 22, 2013.  In addition, the call will be archived in the company’s website.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE COMPANY

Carlos Baca

Investor Relations Manager

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations

Management Head Office: Carlos Baca – T (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot – T (Toronto): +1.647.725.0813 / T (Vancouver): +1.604.484.4085

Media Contact, North America

Breakstone Group

Christina Pagano

Phone: +1.212.213.2851

Mobile: +1.646.382.3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.